EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement on Forms S-3 (Nos. 333-132330, 333-141964, 333-171628 and 333-179183) and Forms S-8 (Nos. 333-137782, 333-144061, 333-160256 and 333-171627) of Chelsea Therapeutics International, Ltd., of our report dated March 10, 2008 on the consolidated statements of operations (not presented separately therein), changes in stockholders’ equity and cash flows (not presented separately therein) for the period from April 3, 2002 (inception) to December 31, 2007. The statement of operations and cash flow information comprise a portion of the cumulative from inception information covering the period from April 3, 2002 (inception) through December 31, 2013 appearing in the Chelsea Therapeutics International, Ltd. Annual Report on Form 10-K for the year ended December 31, 2013.

/s/ CohnReznick LLP

Roseland, New Jersey
March 11, 2014